Room 4561
        June 14, 2006

Aron J. Ain
Chief Executive Officer
Kronos Incorporated
297 Billerica Road
Chelmsford, MA 01824

Re: Kronos Incorporated
 Form 10-K for Fiscal Year Ended September 30, 2005
 Filed December 9, 2005
 File no. 0-20109

Dear Mr. Ain:

        We have completed our review of your Form 10-K and have no
further comments at this time.

Sincerely,

        Kathleen Collins
        Accounting Branch Chief